Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

November 21, 2016

U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re:       Lincoln Life & Annuity Company of New York
Lincoln New York Account N for Variable Annuities (File No. 811-09763)
CIK No. 0001093278
Lincoln ChoicePlusSM Series Variable Annuity (File No. 333-181616)
SEC Accession No. 0000726865-16-001568
Request for Withdrawal of Post-Effective Amendment No. 14 Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), Lincoln Life & Annuity Company of New York (the “Company”) and Lincoln New York Account N for Variable Annuities (the “Separate Account”) hereby request the withdrawal of the above-referenced post-effective amendment to the registration statement on Form N-4, filed with the Securities and Exchange Commission on November 18, 2016 (the “Amendment”).

The Amendment has not yet become effective, but was to become effective on or around December 16, 2016. No securities were sold in connection with the Amendment. Therefore, the Company and the Separate Account respectfully request that an order be issued granting their request for withdrawal of the Amendment as soon as is practicable.

If you have any questions regarding this matter, please contact the undersigned at (860) 466-1222.

Sincerely,
Scott C. Durocher